Filed by Genzyme Corporation

(Commission File No. 000-14680)

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Ilex Oncology, Inc.

Commission File No. 000-22147

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[LOGO]

ILEXTM Oncology, Inc.

HOPE INTO REALITY®

[Four photographs depicting (1) two scientists/technicians in lab coats studying chart;

(2) fluid measurement instruments; (3) woman kissing infant; and (4) adolescent female patient and woman smiling at camera; set against blurred laboratory background]

Genzyme/ILEX Merger

March 2004

Forward-Looking Statements

These presentations contain forward-looking statements, including without limitation statements regarding:

•the potential business combination between Genzyme and ILEX and the benefits thereof;

•financial guidance;

•projected plans and timing for product development and regulatory filing and action;

•product safety and efficacy, and the projected expansion of products to new indications;

•market estimates, including growth projections;

•product launch and marketing plans; and

•the expected drivers of future growth for product sales, our expected future revenues, revenue growth rates, end-user demand, and market penetration.

These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in the forward looking statements.  Those risks and uncertainties include:

•the ability to successfully complete the proposed business combination, including receipt of Hart-Scott-RodinoAct clearance and ILEX stockholder approval, and to successfully integrate ILEX’s business;

•actual financial results;

•the ability to successfully complete preclinical and clinical development of products and services;

•the content and timing of submissions to and decisions made by the FDA and other regulatory agencies;

•the ability to obtain marketing and reimbursement approvals for, and to launch and to increase the use and sale of, products;

•the ability to advance product development pipelines, to leverage our current manufacturing and sales infrastructure and to expand the geographical reach of products;

•the ability to expand the labeled indications for products;

•the accuracy of our estimates of the size and characteristics of the markets to be addressed by products and services, including growth projections;

•the accuracy of our information regarding the products and resources of our competitors;

•the ability to manufacture sufficient amounts of products for development and commercialization activities, and to manage product inventories;

•the scope of third-party reimbursement coverage for products and services;

•the ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of products and services;

•the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize products and services;

•the ability to leverage existing technology in new markets and to develop new technologies;

•the success of existing sales forces and the ability to successfully expand sales and marketing teams in existing and new markets;

•the ability to establish and maintain strategic license, collaboration and distribution arrangements; and

•the risks and uncertainties described in reports filed under the Securities Exchange Act of 1934, including under the heading “Factors Affecting Future Operating Results” in Genzyme’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 and the heading “Risk Factors” in ILEX’s Annual Report on Form 10-K for the year ended December 31, 2002.

We undertake no obligation to update the forward-looking statements made today.

This presentation is not a substitute for the prospectus/proxy statement Genzyme and ILEX intend to file with the U.S. Securities and Exchange Commission. Investors are urged to read that document when it becomes available, because it will contain important information about Genzyme, ILEX, the proposed business combination and related matters, including detailed risk factors. The prospectus/proxy statement and other documents filed by Genzyme and ILEX with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Genzyme or ILEX. Requests for copies of Genzyme’s SEC filings can be directed to Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Investor Relations. Requests for copies of ILEX’s SEC filings can be directed to Ilex Oncology, Inc., 4545 Horizon Hill Blvd., San Antonio, TX 78229, Attention: Investor Relations.

ILEX, its directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from ILEX’s stockholders in favor of the transaction. Information about the directors and executive officers of ILEX and their ownership of ILEX stock is set forth in the proxy statement for ILEX’s2003 annual meeting of stockholders and other filings with the SEC. Certain directors, executive officers and employees of ILEX may have direct or indirect interest in the transaction due to securities holdings, vesting of options and rights to severance payments. In addition, ILEX’s current directors and officers, after the merger, will be entitled to indemnification by Genzyme and benefit from insurance coverage for certain liabilities that may arise from their service as directors and officers of ILEX prior to the merger. Additional information regarding the participants in the solicitation of ILEX’s stockholders will be included in the prospectus/proxy statement.

Therapeutic Areas

LSDs

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Cerezyme®

Fabrazyme®

Aldurazyme®

Myozyme®

Niemann Pick

Renal

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Renagel®

Sevelamer-CKD

Renal fibrosis

PKD

Orthopaedics

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Synvisc®

Carticel®

Synvisc II

Transplant &

Immune Disease

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Thymoglobulin®/

Lymphoglobulin®

RDP-58

DX-88

Anti-TGFß antibodies

MS-29155

THP Collaboration

Oncology/

Endocrinology

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Thyrogen®

Cancer Programs

Marketed Products

Oncology: A Growing Market

•                  2002 sales:

U.S. $15.4B

•                  Key growth drivers

•                  Increased prevalence

•                  Earlier diagnosis

•                  Combination therapy

•                  Specialization increasing

Worldwide Cancer Therapy Market

[Chart showing ascending sales in the U.S., E.U. and R.O.W. for the years 2000 through 2010]

Sources:  Datamonitor, Dresdner Kleinwort Wasserstein, Stephens, Inc., UBS, CSFB

Biologics: Strong Growth in Cancer

•                  Revenue from monoclonal antibody products

• 1998:	$193.1 million
• 2002:	$2.3 billion
• >50% year-on-year growth

•                  Chemotherapy strong

•                  Targeted therapies

•                  Hormone-based therapies mixed

Oncology Therapy Market Segmentation 2002

[Pie chart showing market share for chemotherapy (62%), hormone based (23%) and mabs (15%)]

Sources:  Datamonitor, Dresdner Kleinwort Wasserstein, Stephens, Inc., UBS, CSFB

Mission

Build a competitive, profitable and sustainable oncology business

Oncology Universe

Market Capitalization(1) ($MM)

[Bar chart showing market capitalization of companies with marketed oncology products]

ILEX Oncology Profile

•                  Focus on development of oncology drugs

•                  Strong franchise with growing product (CAMPATH®)

•                  Promising pipeline with two late-stage products

•                  First class clinical development organization

•                  Strong scientific resources

•                  Locations in Texas, Massachusetts, Switzerland, England

•                  2003 GAAP revenues of approximately $35M

•                  2003 YE cash and equivalents of approximately $198M

•                  2003 YE debt of approximately $40M

Transaction Overview

•                  Stock for stock transaction

•                  $26.00/share, collar of $59.88 (0.4342) to $46.58 (0.5582)

•                  ILEX approximately 39M shares outstanding

•                  Exchange ratio fixed at time of closing

•                  Expected EPS impact to Genzyme

•                  Excluding amortization, modestly dilutive in near-term

•                  Accretive by 2006

•                  Subject to Hart-Scott-Rodino Act and ILEX shareholder approval

•                  Expected to close mid-2004

ILEX Pipeline

[Horizontal bar chart showing the development stage for each of Ilex’s pipeline products]

CAMPATH®

(alemtuzumab for injection)

•                  Marketed since 2001 for B-cell chronic lymphocytic leukemia (B-CLL)

•                  Humanized monoclonal antibody that binds to specific target, CD52, on cell surfaces

•                  Directs immune system to destroy malignant cells

•                  Co-promote with Schering AG/Berlex in U.S.

•                  Only approved antibody for treatment of B-CLL in patients previously treated with alkylating agents and failed fludarabine therapy (third-line)

•                  Contract manufacturing through 2006

CAMPATH Clinical Trials Initiated

•                  Phase 3:  CAMPATH with chlorambucil in B-CLL

•                  Establish first-line use, 300-patient trial to enroll in 2004

•                  Phase 3:  combination therapy

•                  CAMPATH and one of most commonly used agents for CLL

•                  Phase 1-2:  mono- and combination therapy

•                  CAMPATH alone and with Rituxan® in relapsed or refractory low-grade Non-Hodgkin’s Lymphoma

•                  Phase 2:  CAMPATH/Rebif® in Multiple Sclerosis

•                  Expected to be fully enrolled in 2004

•                  CAMPATH data from investigator-sponsored studies in organ transplant surgery to be presented at American Transplant Congress in May 2004

Clofarabine

•                  Small molecule purine nucleoside analog

•                  Investigating use in pediatric and adult acute leukemia, solid tumors

•                  Initiated rolling New Drug Application (NDA) with FDA for treatment of refractory/relapsed acute pediatric leukemia

•                  Received fast-track designation

•                  Exclusive U.S. and Canadian rights

•                  Existing MSLs will support launch

ILX-651

•                  Orally available synthetic analog of natural substance dolastatin with unique mechanism of action targeting tubulin

•                  Currently enrolling Phase II trials in melanoma and non-small cell lung cancer

•                  Demonstrated significant activity against taxane-resistant tumors in animal models

•                  Exclusive worldwide rights in cancer from Knoll AG (Abbott)

•                  Leverage existing MSL organization; will require addition of sales reps

Early-Stage Pipeline

•                  APOMINE, Phase II for osteoporosis

•                  Bisphosphonate ester that treats osteoclasts and bone metastasis

•                  NM-3, Phase I commenced in solid tumors

•                  Oral angiogenesis inhibitor

•                  Two preclinical programs in solid tumors

•                  Developmental protein/peptide-based products that target MUC1 proteins which promote cancer growth

Elements of Infrastructure

Discovery

Preclinical Research

Early Development

Mid-Stage Development

Pivotal Development

Regulatory/ Reimbursement

Manufacturing

Sales and Marketing

Genzyme Oncology Today

Discovery

•             TAPs

•             PRL3

•             TEM Sm

Preclinical Research

•             TEM Ab

•             Polyamines

Early Development

•             Fusion Vaccine

•             DENSPM

•             TGF-b Ab

Mid-Stage Development

Pivotal Development

Regulatory/ Reimbursement

Manufacturing

Sales and Marketing

Genzyme Oncology Combined with ILEX

Discovery

•             TAPs

•             PRL3

•             TEM Sm

Preclinical Research

•             TEM Ab

•             Polyamines

Early Development

•             Fusion Vaccine

•             DENSPM

•             TGF-b Ab

Mid-Stage Development

•             ILX651

Pivotal Development

•             Clofarabine

Regulatory/ Reimbursement

•             2 NDAs

Manufacturing

•             Campath in 2007

Sales and Marketing

•             12 MSLs

With this transaction, Genzyme is creating one of the most important oncology franchises in biotechnology

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Genzyme/ILEX Merger

March 2004